Consent of Independent Registered Public Accounting Firm

The Board of Directors

China BAK Battery, Inc.

We consent to the use of our report dated December 8, 2006, with respect to the consolidated balance sheet of China BAK Battery, Inc. as of September 30, 2006, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the two-year period ended September 30, 2006, incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated December 8, 2006, with respect to the consolidated balance sheet of China BAK Battery, Inc. as of September 30, 2006, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the two-year period ended September 30, 2006, refers to a change in the method of accounting for stock-based compensation.

Hong Kong, People's Republic of China

May 2, 2008